Exhibit 4(c) (xxviii)

Smith & Nephew plc
Building 5, Croxley Park
Hatters Lane
Watford	T: + 44 (0)1923 477 100
Hertfordshire	F: + 44 (0)1923 477 101
WD18 8YE	www.smith-nephew.com

Angie Risley

C/o Smith & Nephew plc

Building 5, Croxley Park

Hatters Lane

Watford

Hertfordshire

WD18 8YE

18 February 2020

Dear Ms Risley,

SMITH & NEPHEW plc (THE "COMPANY") AND YOUR RE-APPOINTMENT

AS NON-EXECUTIVE DIRECTOR

Following the recommendation of the Nomination & Governance Committee, the board of the Company (the “Board”) confirms that you will remain on the Board as a Non-Executive Director and Chair of the Remuneration Committee of the Company from 1 September 2020 for a further three years. This letter confirms the main terms of your appointment to this office.  It is agreed that this is a contract for services and not a contract of employment.  You should be aware that your re-appointment as a Director will have to be ratified by the Company's shareholders at the Annual General Meeting and is subject to the Company's articles of association as amended from time to time.  If there is a conflict between the terms of this letter and the Articles of Association then the Articles shall prevail.

DUTIES

1.          You are already aware of how the Board is structured and what authorities are delegated to the Chief Executive Officer and his colleagues.

2.          The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board’s role is to:

(a)       provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)       set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

(c)       set the Company's values and standards and ensure that its obligations to its shareholders and stakeholders and others are understood and met.

3.          In your role as Non-Executive Director you are required (with the other Non-Executive Directors) to:

(a)       constructively challenge and contribute to the development of strategy;

(b)        scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)        satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(d)        have a prime role in appointing, and where necessary removing, senior management and in succession planning and where required by the relevant policy of the Company from time to time be responsible for determining appropriate levels of remuneration of executive directors.

4.          You will be required to:

(a)       exercise relevant powers under the Company's Articles of Association;

(b)        perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

(c)        serve on the various committees of the Board and attend wherever possible all meetings of such committees. You are currently Chair of the Remuneration Committee. You will be provided with the terms of reference of a committee on your appointment to such committees, which are available from the Company Secretary;

(d)        attend all Annual General Meetings and Extraordinary General Meetings of the Company;

(e)        attend all meetings of the Board, which normally meets at least six times a year, normally at Croxley Business Park, Watford WD18 8YE or by telephone (at least one to two meetings per year are held at one of the major divisions, and additional Board calls are held between physical meetings);

(f)        attend the Annual Strategy Review, which is usually held in November;

(g)        consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;

(h)        bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

(i)         make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company.  We do not envisage that this would take more than three days of your time a year;

(j)         provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

(k)        share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors;

(l)         comply with the EU Market Abuse Regulation (MAR) for securities transactions by directors of UK listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time.

5.          Overall the Company anticipates that you will need to spend a minimum of 15 days per year fulfilling your duties.  This will include the board meetings, annual general meetings, one to two board away-days each year and board committee meetings.  In addition you will be expected to spend an appropriate period of time preparing for each meeting and be prepared to be available for additional meetings and business when required.  By accepting this appointment you confirm that you are able to commit sufficient time to the role to meet the Company's expectations.

6.         The Company seeks to adhere to the principles in The UK Corporate Governance Code. You will be expected to carry out your duties in accordance with the principles set out in this Code , copies of which are available from the Company Secretary.

7.         The performance of the Board and its committees, and of individual directors, is evaluated on a regular basis.

8.         You shall, in pursuance of your duties, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 1162 of the Companies Act 2006 as amended from time to time) or its or their employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively.  The Company shall use its reasonable endeavours to provide such information promptly.

CONFIDENTIALITY

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information).  Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of price sensitive information.  You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Company Secretary.

OUTSIDE INTERESTS

The agreement of the Chairman should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

In accordance with the principles set out in The UK Corporate Governance Code you must inform the Company Secretary of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company.

During your appointment you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.

The Board will determine you to be independent, according to the provisions of the The UK Corporate Governance Code.

INSURANCE

During your appointment you will be covered by the Company's directors' and officers' liability insurance on the terms in place from time to time.  Details of the policy are available from the Company Secretary.  The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.

A deed of indemnity is in place between you and the Company.

APPOINTMENT

Your appointment will be from 1 September 2020 and is terminable at the will of the parties, subject to an annual review taking into account the need for progressive refreshing of the Board.  The continuation of your appointment depends upon satisfactory performance and re-election at each Annual General Meeting.

All appointments and reappointments to the Board are, of course, subject to the Company's articles of association.  If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date and you will be expected to return all company property.

REMUNERATION

The fee is £63,000 per annum in cash and £6,500 delivered in shares in August each year (subject to income tax and other statutory deductions) and will be reviewed each year. In addition you will receive £20,000 per annum as Chair of the Remuneration Committee.  There is an additional allowance relating to inter-continental travel of £3,500 per trip.   These fees are reviewed on an annual basis.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue with the Senior Independent Director in advance.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may think that you need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company's expense.  The Company will reimburse the full cost of any expenditure incurred.

DATA PROTECTION

DP Laws means all applicable data protection and privacy legislation, regulations and guidance as amended or replaced from time to time, including but not limited to the Data Protection Act 2018 (UK) and the General Data Protection Regulation (EU) 2016/679 of the European Parliament and of the Council.

The Company will process personal data (including sensitive personal data) about you, in order to manage the Company’s relationship with you and for the purposes of its business.  The Company’s  “Data Privacy” intranet page provides further detail about how and why your personal data will be used.  By entering into this agreement, you are deemed to have been notified about the purposes for, and manner in which, the Company will use your personal data.  You agree to keep the Company informed of any changes to your personal data.

Notwithstanding that you are appointed as a Non-Executive Director, you agree that you have read and understood the Company’s policies, rules and procedures relating to the processing of personal data or otherwise relating to DP Laws (“DP Policies”) available on the Company’s  “Data Privacy” intranet page, and that you will comply at all times with the DP Laws and DP Policies.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.

ENTIRE AGREEMENT

This agreement constitutes the entire and only agreement relating to your re-appointment between you and the Company and shall be construed in accordance with English law.

Any previous agreement or arrangement between you and the Company or any Group company shall be deemed to have been terminated by mutual consent as from the commencement of this re-appointment, including but not limited to the appointment letter dated 3 July 2017.

Please sign and return the enclosed copy of this letter to confirm your agreement to your re-appointment on the above terms.

I look forward to continue working with you in the future.

Yours sincerely

Signature: /s/ Susan Swabey
Company Secretary
Date: February 18, 2020